SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                 Schedule 13G/A

                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                              (Amendment No. 15)(1)


                                 Osmonics, Inc.
                                (Name of Issuer)

                         Common Shares, $0.01 par value
                         (Title of Class of Securities)

                                   688350-10-7
                                 (CUSIP Number)

                                December 31, 2002
           (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            ___ Rule 13d-1(b)
            _X_ Rule 13d-1(c)
            ___ Rule 13d-1(d)


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Cusip No. 688350 10 7                                                Page 2 of 5


1.  Name of Reporting Person and I.R.S. Identification No.:

    D. Dean Spatz

2.  Member of a Group: (a)          (b)   X

3.  SEC USE ONLY:

4.  Citizenship or Place of Organization:  United States

5.  Sole Voting Power: 400,559

6.  Shared Voting Power: 998,640

7.  Sole Dispositive Power: 400,559

8.  Shared Dispositive Power: 998,640

9.  Aggregate Amount Beneficially Owned by each Reporting Person: 1,399,199
10. Check Box if the Aggregate Amount in Row 9 excludes Certain Shares: X (see Exhibit A)

11. Percent of Class Represented by Amount in Row 9: 9.4%

12. Type of Reporting Person:  IN


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Page 3

Item 1(a)
and (b)    Name and Address of Issuer:
           Osmonics, Inc.
           5951 Clearwater Drive
           Minnetonka, Minnesota  55343


Item 2(a)  Name of Person Filing:
           D. Dean Spatz


Item 2(b)  Address of Principal Business Office or, if none, residence:
           Osmonics, Inc.
           5951 Clearwater Drive
           Minnetonka, Minnesota  55343


Item 2(c)  Citizenship:
           United States


Item 2(d)  Title of Class of Securities:
           Common Shares, $0.01 par value


Item 2(e)  CUSIP Number: 688350-10-7


Item 3 If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) Or ('c), Check Whether the Person Filing is a:

(a) __ Broker or dealer registered under Section 15 of the Exchange Act.
(b) __ Bank as defined in Section 3(a)(6) of the Exchange Act.
(c) __ Insurance company as defined in Section 3(a)(19) of the Exchange
       Act.
(d) __ Investment company registered under Section 8 of the Investment
       Company Act.
(e) __ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) __ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) __ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) __ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) __ A church plan that is excluded from the definition of an invetstment company under Section 3('c)(14) of the Investment Company Act;
(j) __ Group, in accordance with Rule 13d-1(b)(1)(ii)(J);


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Page 4

Item 4.    Ownership.

           Provide the following information regarding the aggregate number and Percentage of the class of securities of the issuer identified in
           Item 1.


Item 4(a)  Amount Beneficially Owned:

           1,399,199 shares at December 31, 2000 (including the right to acquire 47,250 shares upon exercise of options). See schedule of disclaimed ownership attached as Exhibit A.


Item 4(b)  Percent of Class:

           9.4 percent pursuant to Rule 13d-3(c).


Item 4(c)  Number of shares as to which such person has

    (i)    Sole power to vote or to direct the vote 400,559
    (ii)   Shared power to vote or to direct the vote 998,640
    (iii)  Sole power to dispose or to direct the disposition of 400,559
    (iv)   Shared power to dispose or to direct the disposition of 998,640


Item 5     Ownership of Five Percent or Less of a Class.

     Not Applicable


Item 6     Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable


Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

     Not Applicable


Item 8     Identification and Classification of Members of the Group.

     Not Applicable


Item 9     Notice of Dissolution of Group.

     Not Applicable


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Page 5

Item 10    Certification.

(a)  Not Applicable
(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participation in any transaction having that purpose or effect.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 10, 2003                       /s/ D. Dean Spatz
                                                   D. Dean Spatz


                                   EXHIBIT A

                            To Form 13G (Individual)

    The filing of this report shall not be construed as an admission by the person identified in Item 2(a) that, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act, he is the "beneficial owner" of any equity securities listed below; and such person expressly disclaims that he is part of a "group."

Record Owner's Relationship         Record Owner's       Number
    to Reporting Person           Type of Ownership     of Shares

    Spouse                        Direct                350,599
                                                        (Includes options to
                                                        purchase 21,000 shares
                                                        which are vested)